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Division of Corporation Finance Office of Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Los Angeles	Washington, D.C.
Madrid

Attention: Ben Phippen, Cara Lubit, Madeleine Joy Mateo, James Lopez

Re:	Figure Technology Solutions, Inc.
Form S-1 Filed August 18, 2025
CIK No. 0002064124
Ladies and Gentlemen:
Figure Technology Solutions, Inc., a Nevada corporation (the “Company”), has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amendment (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed the Registration Statement on August 18, 2025. The Registration Statement has been revised to address the comments received from the staff of the Commission (the “Staff”) on the Registration Statement. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.
Registration Statement on Form S-1
A Letter From Our Founder, page ii
1.We note the reference to the GENIUS Act and related regulations here and on page 99. Please revise page 99 and where appropriate to update for enactment and discuss the extent to which your YLDS stablecoin or other assets, such as nuYLDS or other digital assets on Figure Exchange or other parts of your ecosystem, could be deemed to be subject to the legislation. Additionally, we note the reference to

September 2, 2025 Page 2
five parties intermediating debit cards and your marketplace limiting the parties to just the buyer and seller such that “[a]ll the rent-seeking goes away.” With a view to clarifying disclosure, advise us whether the various roles you play and the ecosystem fees you charge bring in a necessary third party beyond the buyer and seller, for example your transfer agent’s role collecting and maintaining personally identifiable information or your responsibility in mirroring the “order book on Figure Exchange,” as stated on page 190.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101. The Company further advises the Staff that NuYLDS is not a Company product, nor does it currently exist, however, if it is created and is subsequently added to the Figure Exchange, and it falls under the legislation, Figure Exchange will comply with the legislation accordingly. In addition, the Company advises the Staff that the example of multiple intermediating parties involved in each credit card transaction and reference to rent-seeking was meant to describe the power of blockchain, which has the ability to remove multiple parties and create a more efficient market, rather than a Company-specific example regarding the use of our platform or product.
Our Solutions, page 4
2.We note your response to prior comment 5. Please advise us of the following:
•What are “vaults” and a “vault marketplace”? It is unclear if these are the same types of vaults as are referenced on page 184 as “secure electronic vaults”;
•How do (or will, if this is a prospective offering) vaults and a vault marketplace interact within and/or apart from Figure Exchange and the other parts of your business?
•Would nuYLDS or the vaults or vault marketplace present offerings that compete with Figure Exchange or other parts of your business?; and
•Are there risks associated with such strategic partnerships that should be addressed in your prospectus.
Please revise or advise.
Response: The Company advises the Staff that nuYLDS, vault and vault marketplace are third party products unrelated to the Company. As previously referenced in a prior response letter, Animoca is a firm that may buy our tokenized assets much like any other buyer. These Aminoca products do not compete with Figure Connect but in fact are additional potential buyers on Figure Connect for tokenized assets. As discussed with the Staff, the Company is confused by certain of the statements made in the Animoca press release, and the

September 2, 2025 Page 3
Company has no control over the content it releases. Given the above, there are no associated risks of the Aminoca products.
Figure Connect, page 7
3.We note your response to prior comment 4 and your disclosure that the Guarantor Vehicle has yet to purchase HELOCs via Figure Connect but has instead purchased $25 million of residual equity from your securitization completed in May 2025. Noting also your response that you use the term “Guarantor” because the Guarantor Vehicle assumes the first loss or residual position in its securitizations by holding the equity portion of those securitizations on its balance sheet, please advise us, with a view to clarifying disclosure, of the following:
•If the Guarantor Vehicle is obligated to and will continue to purchase an equity portion of each securitization and describe any related underlying agreements governing this obligation. If applicable, describe instances wherein the Guarantor Vehicle is not obligated to purchase an equity portion of securitizations;
•How “first loss” is defined and what quantitative and/or qualitative factors are used to determine the residual position;
•What risks you are exposed to in the JV taking the first loss or residual position in securitizations;
•Any limitations to the JV’s assumption of first loss in the securitizations (dollar amount, percentage, etc.); and
•If the assumption by the Guarantor Vehicle of the first loss or residual position in securitizations extends to third party investors.
Additionally, please disclose whether, once the Guarantor Vehicle begins purchasing HELOCs via Figure Connect, the Guarantor Vehicle will be obligated to purchase HELOCs, any related underlying agreements governing this obligation, and any limitations wherein the Guarantor Vehicle will not purchase HELOCs. In this regard, we note your disclosure on page 8 that the Guarantor Vehicle is specifically mandated to purchase and securitize assets sold via Figure Connect.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 190 and 191 in response to each of the bullet points above.
4.Additionally, as you continue to use the term “Guarantor,” please revise to clarify whether and to what extent there is an indirect guarantee, as

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suggested by the statement that the vehicle “does not directly provide a guarantee or backing of the loans.”
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 190 and 191.
Figure Exchange, page 9
5.We note your response to prior comment 6 and revised disclosure on page 188 stating that Democratized Prime “connects asset owners looking to borrow against those assets with liquidity providers seeking to earn yield by lending to those assets.” It is still unclear who the users and other parties are and how users choose the most appropriate and efficient pool for their unique use case. Please revise to provide a graphic or other explanatory disclosure that identifies the parties to a typical transaction, the typical asset involved, and the typical interest rate. In this regard, we note your website includes the statement that “[i]nvestors access overcollateralized, short-duration claims tied to real assets, starting with mortgage warehouse lines, through a structure designed for daily settlement and clear reporting.” As non- exclusive examples of disclosures that may be appropriate for clarification based on information from your website, it is unclear how assets are pooled, how many lenders and borrowers may be involved in a single transaction, how warehouse lines play a role, and whether and how you or your agreements with users ensure that any LTV exceeding 90% gets “automatically liquidate[d]” to repay loans. Please revise accordingly.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 10, 11, 192, 193 and 194.
Tokenization and Trading, page 12
6.We note your response to prior comments 2 and 16 and revised disclosure, including on pages 2, 12, 184 and 195. It is unclear why you state that Provenance is the sole system of record when you also state on page 2 that the blockchain is a validation mechanism to “support the traditional, off-chain processes [you] use for tracking and monitoring loan transactions.” As other examples of off-chain records and activities that appear to set up a hybrid system of record, we note the following:
•References on page 12 and elsewhere to real-world asset representations documented through traditional legal documents that record real-world assets pursuant to state laws;
•Statements throughout that personally identifiable information of the borrower is not recorded on a public blockchain; and
•The statement on page 184 that “data and the documents collected in the origination process are digitally stored in a secure electronic vault outside of the Provenance Blockchain.”

September 2, 2025 Page 5
Please revise Our Solutions on page 4 and other descriptions of the blockchain as your “sole system of record” to further clarify the apparently hybrid nature of the documentation, reconciliation and other processes associated with your systems. Additionally, we also note your statement on page 12 and elsewhere that you contractually require all owners of tokenized real-world assets to reflect all asset transactions on the Provenance Blockchain and to pass the same obligation along to any subsequent owner, as well as the statement on page 184 that loan owners use the Portfolio Manager to transfer loans by transferring the tokens and “access rights to the loan file in the secure electronic vault.” With a view to clarifying disclosure in Risk Factors, advise us of the risks and/or limitations associated with downstream purchasers. For example, could they intentionally or unintentionally not comply with the obligation?
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 201, 202, 187 and 188.
7.Please clarify if the owners of tokenized real-world assets with which you have contractual agreements also own the real-world assets. To the extent the owners are not the same, clarify if there are any agreements in place that require changes to or transactions concerning real-world assets to also be reflected on the blockchain. Further describe here how the design of your systems makes it impractical to transfer ownership without the use of blockchain-based systems.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 201 and 202.
8.We note your statement in response to prior comment 2 that the current principal business is the tokenization of loans and not the tokenization of securities. However, we note the statement on page 17 discussing your tokenization of digital assets and belief that the market opportunity for tokenized securities is as large as the existing securities market. To the extent you have definite plans to tokenize securities as a material part of your business, please revise and advise us with respect to the tokenization of securities as requested in prior comment 2. For example, summarize important limitations or risks associated with transacting in or holding tokenized securities, including whether all relevant parties would be made aware of or allowed to participate in potential creation and transfer of tokenized securities.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 230 to remove the disclosure regarding the market opportunity for tokenized securities. The Company further advises the Staff that, while tokenized securities may be a potential product, the Registration Statement does not contemplate definitive plans to tokenize securities as a central part of the Company’s tokenization of loans’ business. Tokenized securities are not a product the Company currently offers and is just an example of something that could come on blockchain. In the event that this is

September 2, 2025 Page 6
something the Company will definitively pursue, the Company will update its current reports or any future registration statements to summarize important limitations or risks associated with transacting in or holding tokenized securities.
9.Please refer to prior comment 16 and the request for clarification of reconciliation processes. To the extent material to an understanding of key aspects of your blockchain and related business, including technological competitiveness and/or the risks described on pages 43-46, please clarify the statement on page 184 that the “hash can detect any subsequent changes to the data and documents, allowing for verification of authenticity.” It is unclear how hash is used in the reconciliation or verification process, how it can detect changes, and what types of changes are detected. It is also unclear who is involved in this process. For example, when hash detects a change, it is unclear who verifies and authenticates it and how these steps are viewed by the lender, borrower, purchaser, and so forth. Additionally, it appears that reconciliation is only possible where the servicer or sub-servicer has agreements with you and has connected their software to the Provenance Blockchain. Please revise to provide clarification, including a summary, if true, of how your agreements with third parties obligate them to use your Portfolio Manager and the Provenance Blockchain. If third parties are able to use LOS for underwriting and/or originating while opting out of some or all of the blockchain-related features, please revise to clarify.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 187 and 188.
Homogeneous underwriting, page 14
10.We note your response to prior comment 8. Please revise your disclosure to discuss, as you discuss in your correspondence, that you collect FICO scores as part of the digital assets-backed loans origination process but do not use FICO scores in the digital assets-backed loan underwriting, and disclose the required minimum draw down amounts at origination.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16.
Organizational History, page 20
11.We note your response to prior comment 1. Please revise the graphic on page 21 and accompanying discussion to connect your key operations, such as HELOC originations and LOS, with the corresponding entities in the organizational structure. In this regard, it is unclear why FCC is not identified.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23.

September 2, 2025 Page 7
Key Operating Metrics, page 141
12.We note your response to prior comment 12 and your revised disclosure on pages 149 and 158 clarifying that technology fees are only earned on a subset of Partners included in the Partner Branded Volume reported on page 141. Please revise your revenue recognition disclosure on pages F-19 and F-72 in a similar manner, to clearly differentiate between the loan originators that are charged a technology fee and those that are not charged a fee.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-19 and F-72 to clarify that wholesale loan originators are not charged a technology fee.
Blockchain Common Stock, page 238
13.Please expand your disclosure to discuss the type and general character of blockchain common stock. It is unclear why these are designated “blockchain.” Do you plan for this series to be issued as a digital asset or otherwise differently than the other series?
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 251.
Note 3 - Investments, page F-26
14.We note your response to prior comment 19 and your revised disclosure on pages 155, 161, 173 and 174. Please address the following:
•Your response appears to indicate that the non-GAAP adjustments for “Change in Fair Value of Digital Assets and Related Investments” on pages 173 and 174 include changes in fair value of the digital assets you hold directly and changes in fair value of your investment in the Domestic Solana Fund, which primarily holds Solana tokens. Enhance your disclosure on pages 173 and 174 to more fully describe and define this adjustment, so that the filing disclosures are clear and quantify the components included in this amount.
•Revise your disclosures where appropriate to ensure that an investor is able to reconcile the “Change in Fair Value of Digital Assets Held and Related Investments” amounts as disclosed on pages 173-174 to the related amounts in your footnotes, such as the tabular summaries of activities involving digital assets held by you and your ratable investment in the Domestic Solana Fund on pages F-26, F-27, F-78 and F-79.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 176 and 177 to enhance clarity and ensure that investors are able to reconcile the “Change in Fair Value of Digital Assets and Related Investments” amounts to the corresponding amounts disclosed in the footnotes.

September 2, 2025 Page 8
The Company further advises the Staff that, with respect to the Domestic Solana Fund, the Company acknowledges that investors are not able to directly reconcile such amounts for the fiscal years ended December 31, 2024 and 2023 with the revised disclosures to Note A of the combined consolidated financial statements on page 177, as the Company did not present a summary of changes in its equity investments for those periods. Beginning with the fiscal quarter ended June 30, 2025, however, the Company has included a summary of changes in its equity investments in Note 3 of the combined consolidated financial statements and will continue to provide such disclosure in future filings. Accordingly, investors will be able to reconcile the amounts related to the Domestic Solana Fund for the six months ended June 30, 2025, and subsequent periods.
In addition, the Company advises the Staff that it has revised Note A of its combined consolidated financial statements for the six months ended June 30, 2024 on page 176 to correct an immaterial misstatement in the presentation of the summary of changes in its equity investments. There is no impact to amounts previously reported on the combined condensed consolidated balance sheet or statement of operations. This correction has been disclosed in the footnotes.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 1.212.906.1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Michael Tannenbaum, Chief Executive Officer, Figure Technology Solutions, Inc.
Macrina Kgil, Chief Financial Officer, Figure Technology Solutions, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, Figure Technology Solutions, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP